Exhibit 21

List of Subsidiaries

Subsidiary     Jurisdiction of Formation

Igen, Inc.      Delaware

Teligent Pharma, Inc.     Delaware

Teligent Luxembourg S.a.r.l.    Luxembourg

Teligent OÜ      Luxembourg

Teligent Canada, Inc.     British Columbia, Canada

Microburst Energy, Inc. (Inactive)    Delaware

Blood Cells, Inc. (Inactive)    Delaware

Flavorsome, Ltd. (Inactive)    Delaware

Teligent Jersey Limited     Jersey (U.K.)
(dissolved 2/17/2020)